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                                                             Filed by Amgen Inc.
                           Pursuant to Rule 425 under the Securities Act of 1933
                                        and deemed filed pursuant to Rule 14a-12
                                          of the Securities Exchange Act of 1934

                                 Subject Company:  Kinetix Pharmaceuticals, Inc.
                                                   Commission File No. 000-12477


THE FOLLOWING IS A PRESS RELEASE ISSUED BY AMGEN IN CONNECTION WITH THE ACQUISITION OF KINETIX PHARMACEUTICALS, INC. BY AMGEN PURSUANT TO AN AGREEMENT AND PLAN OF MERGER.



                   AMGEN TO ACQUIRE KINETIX PHARMACEUTICALS

FOR IMMEDIATE RELEASE

THOUSAND OAKS, Calif., and MEDFORD, Mass., October 16, 2000 -- Amgen (NASDAQ:AMGN) today announced that it has signed an agreement to acquire Kinetix Pharmaceuticals, Inc., a privately held Medford Mass. company with approximately 40 employees and expertise in the discovery of small molecule drugs in the field of protein kinase inhibition.

The acquisition of Kinetix is expected to provide an important building block in Amgen's small molecule drug discovery program. The Kinetix technology will bolster Amgen's in-house rational drug design expertise with a discovery engine that can rapidly produce and optimize high quality lead compounds. The acquisition also complements Amgen's strengths in discovery biology, pre-clinical development and clinical development, and integrates both companies' strong programs in cancer/oncology and inflammation.

"Kinetix is one of the real innovators in the emerging field of protein kinase inhibition," said Kevin Sharer, Chief Executive Officer and President. "We have made great strides with our existing small molecule program, and acquiring the Kinetix technology will advance our small molecule program. The addition of the Kinetix team, including President and CEO Nick Lydon, Ph.D., and David Armistead, Ph.D., vice president of research and development and chief scientific officer, will further strengthen our program."

Amgen has established a comprehensive internal functional genomics program, which includes work on protein kinases. Protein kinases may represent the largest gene family in the human genome. Protein kinases are master switches in many of the human body's biological cascades. These enzymes are key regulators of communication within the cell and between the cell and its environment. Because of advances in small molecule drug discovery and rational drug design, researchers are now able to selectively and potently inhibit specific kinases.
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"Protein kinases have emerged as key targets in drug discovery across a number of therapeutic areas. Kinetix has pioneered structural approaches to design and optimization of leads against multiple kinase targets in parallel. The acquisition of Kinetix will strengthen our programs in cancer therapeutics and inflammation by providing new targets - and leads - for small molecule drug development and demonstrates Amgen's strategy of supplementing internal R&D with external innovation," said Amgen Executive Vice President and head of research Dennis Fenton, Ph.D.

Amgen will pay approximately $170 million in stock for all of the outstanding shares of Kinetix. This acquisition will be accounted for under the purchase method of accounting and will result in a one-time charge of approximately $30 million, or $0.03 per share, to write off acquired in-process research and development. The ongoing financial impact of the transaction is expected to be minimal.

As part of the acquisition, Dr. Lydon, president and chief executive officer of Kinetix, will become vice president, small molecule drug discovery, and will be based in Thousand Oaks. Dr. Armistead, vice president of research and development and chief scientific officer of Kinetix, will assume responsibility for Amgen's research presence in the Boston area and will be a vice president of chemistry at Amgen.

"Amgen is the world's leading biotechnology company and this acquisition validates the discovery approach that Kinetix has used to identify novel inhibitors of protein kinases," stated Dr. Lydon. "Amgen's integrated technologies, including functional genomics, biology and chemistry will enable full exploitation of our kinase inhibitor libraries throughout the entire kinase gene family."

The boards of both companies have approved the merger, which remains subject to approval by the Kinetix stockholders, the satisfaction of regulatory requirements, and other closing conditions.

Amgen will file with the Securities and Exchange Commission a Registration Statement on Form S-4 and other documents regarding the proposed business combination transaction referenced in this press release. Kinetix stockholders are urged to read the Registration Statement, when it becomes available, because it will contain important information. A definitive proxy statement/prospectus will be sent to stockholders of Kinetix seeking their approval of the proposed transaction. You may obtain a free copy of the Registration Statement and the proxy statement/prospectus (when it is available) and other documents filed by Amgen with the Commission at the Commission's web site at www.sec.gov. The
                                                          -----------
proxy statement/prospectus and these other documents may also be obtained without charge by Kinetix stockholders by directing a request to: Amgen Inc., One Amgen Center Drive, Thousand Oaks, CA 91320-1799, Attn: Investor Relations.

This news release contains forward-looking statements that involve significant risks and uncertainties, including those discussed below and more fully described in the Securities and Exchange Commission reports filed by Amgen, including our most recent Form 10-Q. Amgen conducts research in the biotechnology/pharmaceutical field where movement from concept to product is uncertain; consequently, there can be no guarantee that any particular product candidate will be successful and become a commercial product.
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Furthermore, our research, testing, pricing, marketing and other operations are subject to extensive regulation by domestic and foreign government regulatory authorities. In addition, sales of our products are affected by reimbursement policies imposed by third party payors, including governments, private insurance plans and managed care providers. These government regulations and reimbursement policies may affect the development, usage and pricing of our products.

In addition, while we routinely obtain patents for our products and technology, the protection offered by our patents and patent applications may be challenged, invalidated or circumvented by our competitors.

Amgen is a global biotechnology company that discovers, develops, manufactures and markets cost-effective human therapeutics based on advances in cellular and molecular biology.


CONTACT:  Amgen, Thousand Oaks
     David Kaye, 805/447-6692 (media)
     Cary Rosansky, 805/447-4634 (investors)

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EDITOR'S NOTE: An electronic version of this news release may be accessed via
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